NUVATION BIO INC.

1500 Broadway, Suite 1401

New York, New York 10036

August 12, 2024

VIA EDGAR

Division of Corporation Finance

Office of Life Sciences

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Nuvation Bio Inc.

Registration Statement on Form S-3

File No. 333-281255

Ladies and Gentlemen:

Nuvation Bio Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) cause the Registrant’s above-referenced Registration Statement on Form S-3 to become effective on August 14, 2024, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of Kenneth L. Guernsey and John T. McKenna of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Kenneth L. Guernsey of Cooley LLP, counsel to the Registrant, at (415) 693-2091, or in his absence, John T. McKenna at (650) 843-5059.

Very truly yours,

NUVATION BIO INC.

By:	/s/ David Hung, M.D.
Name:	David Hung, M.D.
Title:	Chief Executive Officer

cc:	Moses Makunje, Nuvation Bio Inc.

Kenneth L. Guernsey, Cooley LLP

John T. McKenna, Cooley LLP